UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Collectors Universe, Inc.

(Name of Subject Company)

Cards Acquisition Inc.

(Offeror)

Cards Parent LP

(Parent of Offeror)

Cards Parent GP, LLC

D1 Capital Partners Master LP

Nathaniel S. Turner V

Daniel S. Sundheim

Steven A. Cohen

(Other Persons)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Amanda Hector

Cards Parent LP

c/o D1 Capital Partners L.P.

9 West 57th Street, 36th Floor

New York, NY 10019

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Marc Treviño, Audra Cohen, Matthew Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Edward Ackerman Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$851,319,056	$92,878.91

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 9,036,251 shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”) issued and outstanding multiplied by the offer price of $92.00 per share, (ii) 42,660 Shares issuable pursuant to outstanding restricted stock unit awards of Collectors Universe multiplied by the offer price of $92.00 per share and (iii) 174,557 Shares issuable pursuant to outstanding performance stock unit awards of Collectors Universe multiplied by the offer price of $92.00 per share. The foregoing share figures have been provided by Collectors Universe and are as of January 19, 2021, the most recent practicable date.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $76,152.84	Filing Party: Cards Acquisition Inc.
Form or Registration No: Schedule TO	Date Filed: December 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on December 17, 2020 by Cards Acquisition Inc. (“Purchaser”), a Delaware corporation and wholly owned indirect subsidiary of Cards Parent LP (“Parent”), a Delaware limited partnership. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Collectors Universe, Inc. (“Collectors Universe”), a Delaware corporation, at a price of $75.25 per Share, without interest and subject to any required withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 17, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

On January 20, 2021, Collectors Universe, Parent and Purchaser entered into that certain Amended and Restated Agreement and Plan of Merger (the “A&R Merger Agreement”), a copy of which is attached as Exhibit (d)(10), which amended and restated in its entirety the Agreement and Plan of Merger, dated as of November 30, 2020, by and among Collectors Universe, Parent and Purchaser. Pursuant to the A&R Merger Agreement, among other changes, the price to be paid by Purchaser in the Offer was increased from $75.25 per Share to $92.00 per Share, without interest and subject to any required withholding taxes, net to the seller in cash.

All information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Item 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.

The Offer Price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, is increased from $75.25 per Share to “$92.00” per Share, without interest and subject to any required withholding taxes, net to the seller in cash. Accordingly, all references to “$75.25” in the Offer to Purchase are hereby amended and replaced with “$92.00”.

2.

In connection with the increase in the Offer Price, the Expiration Date of the Offer is extended until 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on February 3, 2021), on February 3, 2021, unless the Offer is further extended by Purchaser. The Offer had previously been scheduled to expire at 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on January 19, 2021), on January 19, 2021. Accordingly, all references to “January 19, 2021” in the Offer to Purchase are hereby amended and replaced with “February 3, 2021”.

3.

Except for those references in the subsection entitled “Background of the Offer” in the section of the Offer to Purchase entitled “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe”, all references to the “Agreement and Plan of Merger, dated as of November 30, 2020” in the Offer to Purchase are hereby amended and replaced with the “Amended and Restated Agreement and Plan of Merger, dated as of January 20, 2021”, and all references to the “Merger Agreement” in the Offer to Purchase are hereby amended and replaced with the “A&R Merger Agreement”.

4.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the first sentence under “Is there an agreement governing the Offer?” and replacing it with the following:

“Yes, Parent, Purchaser and Collectors Universe have entered into the A&R Merger Agreement, which amended and restated in its entirety the Agreement and Plan of Merger, dated as of November 30, 2020, by and among Parent, Purchaser and Collectors Universe (the “Original Merger Agreement”).”

5.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by adding the following immediately after the paragraph under “Is there an agreement governing the Offer?”:

“How are you amending the Offer?

Parent, Purchaser and Collectors Universe have entered into the A&R Merger Agreement. Pursuant to the A&R Merger Agreement, the Offer Price was increased from $75.25 per Share to $92.00 per Share, without interest and subject to any required withholding taxes, net to the seller in cash.

See Section 10—“Background of the Offer; Past Contacts or Negotiations with Collectors Universe” for more details on the background of the A&R Merger Agreement.”

6.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the two paragraphs under “Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other Transactions?” in their entirety and replacing them with the following:

“Yes. We estimate that we will need approximately $885 million to purchase all of the Shares pursuant to the Offer in order to complete the Merger, to pay estimated related transaction fees and expenses, if necessary, and to repay certain indebtedness of Collectors Universe. Purchaser and Parent expect to fund such cash requirements with committed equity financing, as further described below.

Parent and Purchaser are each affiliated with funds managed or advised by entities ultimately controlled by Sundheim and entities ultimately controlled by Cohen through his family office (the “Investor Group Entities”). Two of the Investor Group Entities have provided Parent with equity commitment letters (such letters, as they may be amended, supplemented or otherwise modified from time to time in accordance with their terms, the “Equity Commitment Letters”), pursuant to which the Investor Group Entities have agreed to contribute to Parent up to $885.76 million, subject to the satisfaction of certain customary conditions set forth in the Equity Commitment Letters. We expect that this amount, when added together with the available cash of Collectors Universe on the closing date of the Merger, will be sufficient to fund the acquisition of all of the Shares and to make the other payments required at the closing of the Merger, including in connection with the treatment of Collectors Universe’s stock-based equity awards described in this Offer to Purchase.”

7.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by adding the following under the first paragraph under “Can the Offer be extended and under what circumstances can or will the Offer be extended”:

“The three additional extensions described above do not include the extension of the Offer until 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on February 3, 2021), on February 3, 2021 that was announced on January 20, 202l.”

8.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the paragraph under “What is the market value of my Shares as of a recent date?” in its entirety and replacing it with the following:

“On November 25, 2020, the last full trading day before the public announcement of the execution of the Original Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $69.90. On December 16, 2020, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $75.01. On January 19, 2021, the last full trading day before the public announcement of the execution of the A&R Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $77.80. The Offer Price represents a premium of fifty-nine percent (59%) to the 60-day volume-weighted average price ended on November 25, 2020 (the last full trading day before the public announcements of the execution of the Original Merger Agreement), a premium of thirty-two percent (32%) of the closing price of the Shares on November 25, 2020, a premium of twenty-five percent (25%) to the 60-day volume-weighted average price ended on January 19, 2021 (the last full trading day before the public announcements of the execution of the A&R Merger Agreement) and a premium of eighteen percent (18%) of the closing price of the Shares on January 19, 2021.”

9.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by adding the following immediately after the paragraph under “How do I tender my Shares?”:

“If I tendered my Shares before the Offer Price was increased to $92.00 per Share, do I have to do anything now?

No. Stockholders do not have to take any action regarding any Shares previously tendered and not properly withdrawn pursuant to the Offer. Such Shares constitute valid tenders for purposes of the Offer. If the Offer is completed, these Shares will be accepted for payment by Purchaser pursuant to the Offer and such stockholders will receive the same increased Offer Price as all other tendering stockholders of Collectors Universe.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”’

10.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Terms of the Offer” is hereby amended and supplemented by adding the following at the end of the first paragraph of the section:

“The three additional extensions described above do not include the extension of the Offer until 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on February 3, 2021), on February 3, 2021 that was announced on January 20, 202l.”

11.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Price Range of Shares; Dividends” is hereby amended and supplemented by deleting the second paragraph of the section in its entirety and replacing it with the following:

“On November 25, 2020, the last full trading day before the public announcement of the execution of the Agreement and Plan of Merger, dated as of November 30, 2020, by and among Parent, Purchaser and Collectors Universe (the “Original Merger Agreement”), the reported closing sales price of the Shares on Nasdaq was $69.90. On December 16, 2020, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $75.01. On January 19, 2021, the last full trading day before the public announcement of the execution of the A&R Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $77.80. The Offer Price represents a premium of fifty-nine percent (59%) to the 60-day volume-weighted average price ended on November 25, 2020 (the last full trading day before the public announcements of the execution of the Original Merger Agreement) and a premium of thirty-two percent (32%) of the closing price of the Shares on November 25, 2020, and a premium of twenty-five percent (25%) to the 60-day volume-weighted average price ended on January 19, 2021 (the last full trading day before the public announcements of the execution of the A&R Merger Agreement) and a premium of eighteen percent (18%) of the closing price of the Shares on January 19, 2021.”

12.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Information Concerning Parent, Purchaser, Parent GP, D1 Master Fund, Turner, Sundheim and Cohen” is hereby amended and supplemented by deleting the second sentence of the last paragraph of the subsection entitled “General” and replacing it with the following:

“In connection with the Transactions, the Investor Group Entities have severally and not jointly committed to provide Parent with an equity contribution in an aggregate amount of up to $885.76 million, on the terms and subject to the conditions set forth in the Equity Commitment Letters.”

13

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer --Certain Information Concerning Parent, Purchaser, Parent GP, D1 Master Fund, Turner, Sundheim and Cohen” is hereby amended and supplemented by deleting the second paragraph of the subsection entitled “Contracts Concerning the Shares” in its entirety and replacing it with the following:

“This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Turner Commitment Letter, a copy of which has been filed as Exhibit (d)(9) to the Schedule TO (as defined below), and Amendment No. 1 to the Turner Commitment Letter, a copy of which has been filed as Exhibit (d)(13) to the Schedule TO, and which are incorporated herein by reference.”

14.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Source and Amount of Funds” is hereby amended and supplemented by deleting the second paragraph of the section and replacing it with the following:

“We estimate that we will need approximately $885 million for the payment of the aggregate Offer Price, aggregate Merger Consideration and the payment of all related fees and expenses, which will be funded with the proceeds of committed equity financing, as further described below.”

15.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Source and Amount of Funds” is hereby amended and supplemented by deleting the first sentence of the first paragraph of the subsection entitled “Equity Financing” and replacing it with the following:

“Parent has received an equity commitment letter from D1 Master Fund and CPV Investments VI, LLC (“CPV”) (such letters, as they may be amended, supplemented or otherwise modified from time to time in accordance with their terms, the “Equity Commitment Letters”) pursuant to which D1 Master Fund and CPV have committed to contribute to Parent in connection with consummation of the Offer and the Merger (the “Closing”) an aggregate equity contribution of up to $885.76 million (such committed financing, the “Equity Financing”).”

16.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Source and Amount of Funds” is hereby amended and supplemented by deleting the fourth paragraph of the subsection entitled “Equity Financing” in its entirety and replacing it with the following:

“This summary does not purport to be complete and is qualified in its entirety by reference to the full text of each Equity Commitment Letter, copies of which have been filed as Exhibits (d)(5) and (d)(6) to the Schedule TO, and Amendment No. 1 to each Equity Commitment Letter, copies of which have been filed as Exhibits (d)(11) and (d)(12) to the Schedule TO, and which are incorporated herein by reference.”

17.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe” is hereby amended and supplemented by deleting the first paragraph of the subsection entitled “Background of the Offer” in its entirety and replacing it with the following:

“The following chronology summarizes the key meetings and events involving Collectors Universe, the Collectors Universe Board and Collectors Universe’s representatives, on the one hand, and Parent, Purchaser and their respective representatives, on the other hand, that led to the signing of the Original Merger Agreement and the A&R Merger Agreement. This chronology does not purport to catalogue every conversation of or among the parties. For a review of Collectors Universe’s additional activities leading to the signing of the Original Merger Agreement and the A&R Merger Agreement, please refer to the Schedule 14D-9, which will be filed by Collectors Universe with the SEC and mailed to all stockholders of Collectors Universe.”

18.

All references to the “Merger Agreement” in the subsection entitled “Background of the Offer” in the section of the Offer to Purchase entitled “The Tender Offer—Background of the Offer; Past Contacts or Negotiations with Collectors Universe” are hereby amended and replaced with the “Original Merger Agreement.”

19.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer - Background of the Offer; Past Contacts or Negotiations with Collectors Universe” is hereby amended and supplemented by adding the following at the end of the subsection entitled “Background of the Offer”:

Broadridge Corporate Issuer Solutions, Inc., the depositary for the tender offer, has advised that as of 5:00 p.m., New York time, on January 19, 2021, approximately 393,018 shares of Collectors Universe’s common stock (including certain shares held by Mr. Tuner but excluding 23,141 shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee) have been validly tendered and not properly withdrawn pursuant to the tender offer (or, pursuant to the merger agreement, are counted as if they were tendered), representing approximately 4.34% of the outstanding shares of common stock.

20.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—The Merger Agreement” is hereby amended and supplemented by deleting the first sentence of the first paragraph of the section and replacing it with the following:

“The A&R Merger Agreement amended and restated the Original Merger Agreement in its entirety. The following summary of certain provisions of the A&R Merger Agreement and the other summaries contained in this Offer to Purchase of certain provisions of the A&R Merger Agreement are qualified in their entirety by reference to the A&R Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(10) to the Schedule TO.”

21.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—The Merger Agreement—Extensions of the Offer” is hereby amended and supplemented by adding the following at the end of the second paragraph of the section:

“The three additional extensions described above do not include the extension of the Offer until 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on February 3, 2021), on February 3, 2021 that was announced on January 20, 202l.”

22.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” is hereby amended and supplemented by deleting the paragraphs in the subsection entitled “Certain Litigation Matters” in their entirety and replacing them with the following paragraphs:

“Seven lawsuits have been filed by purported stockholders of Collectors Universe regarding the Offer and the Merger. The seven lawsuits are captioned Hicks v. Collectors Universe, Inc., et al., Case No. 1:20-cv-10863 (S.D.N.Y.) (filed Dec. 23, 2020); Stefano v. Collectors Universe, Inc., Case No. 1:20-cv-10872 (S.D.N.Y.) (filed Dec. 23, 2020); Stein v. Collectors Universe, Inc., et al., Case No. 8:20-cv-02418 (C.D. Cal.) (filed Dec. 23, 2020); Palkon v. Collectors Universe, Inc., et al., Case No. 2:20-cv-06487 (E.D. Pa.) (filed Dec. 24, 2020); McGrath v. Collectors Universe, Inc., et al., Case No. 1:20-cv-11010 (S.D.N.Y.) (filed Dec. 29, 2020); Sharp v. Collectors Universe, Inc., et al., Case No. 2:20-cv-20594 (D.N.J.) (filed Dec. 30, 2020); and Murphy v. Collectors Universe, Inc., et al., Case No. 8:21-cv-00040 (C.D. Cal.) (filed Jan. 11, 2021) (which we refer to collectively as the “Complaints”). Each of the Complaints names as defendants Collectors Universe and the members of the Collectors Universe Board, and the Stefano Complaint also names Parent and Purchaser as defendants. The Complaints generally allege violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, and the Hicks Complaint also asserts a common law claim for breach of fiduciary duty against the members of the Collectors Universe Board. Additional lawsuits may be filed against Collectors Universe, the Collectors Universe Board, Parent and/or Purchaser in connection with the Offer, the Merger, the Schedule TO and/or the Schedule 14D-9.

The Complaints generally allege that the Schedule 14D-9 (as filed with the SEC on December 17, 2020) contains materially incomplete and misleading information concerning: (1) Collectors Universe’s financial projections; (2) the financial analyses performed by Houlihan Lokey; and (3) the background and process leading up to the Merger, including the settlement agreement we entered into with Alta Fox on September 29, 2020, and Deborah A. Farrington’s recusal from deliberations of the Collectors Universe Board in connection with approving the Transactions. The Stefano, Palkon, Sharp, and Murphy Complaints also allege that the Schedule 14D-9 contains materially incomplete and misleading information regarding (1) Houlihan Lokey’s compensation and potential conflicts of interest, and (2) whether Collectors Universe entered into any confidentiality agreements that contained standstill and/or “don’t ask, don’t waive” provisions.

The Complaints seek, among other things, (1) to enjoin the defendants from proceeding with the Offer or the Merger; (2) to cause the defendants to disseminate revised disclosures; (3) to rescind the Merger or recover damages in the event that the Merger is consummated; (4) a declaration that the respective defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (5) an award of costs of bringing the lawsuits, including reasonable attorneys’ and experts’ fees and expenses, in addition to the other relief. We believe the Complaints are without merit and intend to vigorously defend against the Complaints.”

Items 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(H)	Press Release, dated January 20, 2021, issued by Collectors Universe, incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Collectors Universe with the U.S. Securities and Exchange Commission on January 20, 2021.

(d)(10)	Amended and Restated Agreement and Plan of Merger, dated January 20, 2021, by and among Collectors Universe, Parent and Purchaser.

(d)(11)	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between D1 Capital Partners Master LP and Parent.

(d)(12)	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between CPV Investments VI, LLC and Parent.

(d)(13)	Amendment No. 1 to Back-to-Back Commitment Letter, dated January 20, 2021, by and between Nathaniel S. Turner V and CPV Investments VI, LLC.

Amendments to the Other Exhibits to the Schedule TO

All references to “$75.25” in the Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), are hereby amended and replaced with “$92.00”. All references to “January 19, 2021” and “January 20, 2021” in the Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), are hereby amended and replaced with “February 3, 2021”.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits to the Schedule TO, are hereby amended and supplemented to reflect the same.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2021

CARDS ACQUISITION INC.

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	President

CARDS PARENT LP By: Cards Parent GP LLC its General Partner

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	Authorized Signatory

CARDS PARENT GP LLC

By:	/s/ Nathaniel S. Turner V
Name:	Nathaniel S. Turner V
Title:	President

D1 CAPITAL PARTNERS MASTER LP By: D1 Capital Partners GP Sub LLC its General Partner

By:	/s/ Daniel S. Sundheim
Name:	Daniel S. Sundheim
Title:	Authorized Signatory

NATHANIEL S. TURNER V

/s/ Nathaniel S. Turner V

DANIEL S. SUNDHEIM

/s/ Daniel S. Sundheim

STEVEN A. COHEN

/s/ Steven A. Cohen

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated December 17, 2020.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement, published on December 17, 2020 in The New York Times.

(a)(1)(G)*	Press Release, dated November 30, 2020, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the U.S. Securities and Exchange Commission on December 7, 2020.

(a)(1)(H)	Press Release, dated January 20, 2021, issued by Collectors Universe, incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Collectors Universe with the U.S. Securities and Exchange Commission on January 20, 2021.

(b)	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated November 30, 2020, by and among Collectors Universe, Parent and Purchaser, incorporated by reference to Exhibit 2.1 to the Form 8-K/A filed by Collectors Universe with the U.S. Securities and Exchange Commission on December 1, 2020.

(d)(2)*	Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V.

(d)(3)*	D1 Capital Partners L.P. Form of Acknowledgement, dated October 28, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(4)*	Cohen Private Ventures, LLC Form of Acknowledgement, dated November 22, 2020 to the Confidentiality Agreement, dated August 13, 2020, by and between Collectors Universe and Nathaniel S. Turner V

(d)(5)*	Equity Commitment Letter, dated November 30, 2020, by and between D1 Capital Partners Master LP and Parent.

(d)(6)*	Equity Commitment Letter, dated November 30, 2020, by and between CPV Investments VI, LLC and Parent.

(d)(7)*	Limited Guarantee, dated November 30, 2020, by D1 Capital Partners Master LP in favor of Collectors Universe.

(d)(8)*	Limited Guarantee, dated November 30, 2020, by CPV Investments VI, LLC in favor of Collectors Universe.

(d)(9)*	Back-to-Back Commitment Letter, dated November 30, 2020, by and between Nathaniel S. Turner V and CPV Investments VI, LLC.

(d)(10)	Amended and Restated Agreement and Plan of Merger, dated January 20, 2021, by and among Collectors Universe, Parent and Purchaser.

(d)(11)	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between D1 Capital Partners Master LP and Parent.

(d)(12)	Amendment No. 1 to Equity Commitment Letter, dated January 20, 2021, by and between CPV Investments VI, LLC and Parent.

(d)(13)	Amendment No. 1 to Back-to-Back Commitment Letter, dated January 20, 2021, by and between Nathaniel S. Turner V and CPV Investments VI, LLC.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.